Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Range Resources Corporation:

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and in the related Prospectus of Range Resources Corporation for the registration of $500 million of debt securities, common stock, preferred stock, depository shares, warrants, and guarantees of debt securities and to the incorporation by reference therein of our report dated February 26, 2004, with respect to the consolidated financial statements of Range Resources Corporation (and subsidiaries) included in its Annual Report (Form 10-K/A) for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

Fort Worth, Texas
August 17, 2004